NFP Advisor Services, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	46,092,375
Receivable from broker dealers and clearing firm		24,905,598
Receivable from affiliates		74,786
Notes Receivable, Net		13,533,555
Property and equipment, net		5,128,619
Other assets		3,900,677
Total assets	$	**93,635,610**

Liabilities

Payable for commissions and fees	$	23,257,337
Accounts payable and other accrued liabilities		12,907,587
Payable to affiliates		2,877,318
Total liabilities		**39,042,242**

Member's equity

Additional paid-in capital		10,104,412
Retained earnings		44,488,956
Total member's equity		**54,593,368**
Total liabilities and member's equity	$	**93,635,610**

The accompanying notes are an integral part of these financial statements.